10F-3 REPORT

                        SMITH BARNEY CALIFORNIA MUNICIPALS
                                   FUND INC.

                     March 1, 2003 through August 31, 2003


              	           Trade    Selling        Purchase           % of
Issuer         	           Date     Dealer         Amount     Price   Issue(1)



California Infrastructure 8/7/2003 UBS Financial  $20,000,000 $97.723 10.84%A
 Economic Development               Services Inc.
 BK Bay Area
 5.000% due 7/1/2029

San Diego CA University   8/7/2003 Bank of America  5,000,000 101.902  8.57B
 School District GO
 Elec98 E
 5.250% due 7/1/2024



         (1) Represents purchases by all affiliated funds and discretionaryaccounts; may not exceed 25% of the principal amount of the offering.



A - Includes purchases of $105,785,000 by other affiliated mutual funds and discretionary accounts.
B - Includes purchases of $25,000,000 by other affiliated mutual funds and discretionary accounts.